Exhibit 99.1

OPTI CANADA INC.
AMENDED Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of OPTI Canada Inc. (the "Corporation") held on April 29, 2010 in Calgary, Alberta:

	Outcome of Vote

The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders:	For:	Withheld:

IAN W. DELANEY	73,919,079	923,196

CHARLES L. DUNLAP	74,663,420	178,755

EDYTHE (DEE) MARCOUX	74,640,890	201,285

CHRISTOPHER SLUBICKI	74,663,476	178,699

JAMES M. STANFORD	71,162,402	3,679,773

BRUCE WATERMAN	74,552,410	285,765

The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the directors of the Corporation
	Carried